SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	2024 FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Mr Maloy Kumar Gupta
Name:	Mr Maloy Kumar Gupta
Title:	Company Secretary

Dated: July 27, 2023

Jaguar Land Rover Automotive plc Interim Report
For the three-month period ended
30 June 2023
Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 2 to the Condensed consolidated interim financial statements defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q1 FY24	3 months ended 30 June 2023

Q4 FY23 Q1 FY23	3 months ended 31 March 2023 3 months ended 30 June 2022

China Joint Venture	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Revenue was £6.9 billion in Q1 FY24, up 57% year-on-year from Q1 FY23 reflecting higher volume and model mix, favourable pricing and FX, offset partially by planned marketing, selling expenses and inflationary costs. Wholesale volumes (excluding China Joint Venture) of 93,253 up 29.9% year-on-year and down (1.5)% on the prior quarter. The order book remained strong with over 185,000 client orders at quarter end, reducing from 200,000 at 31 March 2023 in line with expectations, as chip and other supply constraints continue to improve. Range Rover, Range Rover Sport and Defender demand remains particularly strong, representing 76% of the order book.

Market environment and business developments

•	Wholesale volumes increased significantly year-on -year as chip and other supply constraints continued to improve.

•

Strong order book of 185,000 client orders at quarter end, a reduction of c. 15,000 units since 31 March 2023 in line with expectations; 76% of the order book is for our three most profitable models, the Range Rover, Range Rover Sport and Defender.

•	Chip supply is expected to continue to gradually improve, and partnership agreements put in place with key chip suppliers are providing greater visibility over near-term supply.

•

Inflation continues to remain at elevated levels, exacerbated by the Ukraine conflict, higher energy prices and post Covid supply disruption. We are working to offset this through Refocus profitability improvement actions.

•	Increasing interest rates (including the UK, USA and Europe) will flow through into financing costs for consumers and could impact future demand.

Revenue and profits, quarter ending 30 June 2023

•	Revenue was £6.9 billion in Q1 FY24, up 56.7% from Q1 FY23 reflecting favourable volumes, model mix, pricing and FX

•	Adjusted EBITDA[1] was £1,123 million (EBITDA margin: 16.3%) in Q1 FY24, up from £293 million (EBITDA margin: 6.7%) in Q1 FY23 (restated2)

•	Adjusted EBIT1 was £595 million (8.6%) in Q1 FY24, up from negative £(196) million (-4.4%) in Q1 FY23

•

The profit before tax and exceptional items was £435 million in Q1 FY24 compared to a loss before tax and exceptional items of £(524) million in Q1 FY23. The year-on-year improvement primarily reflects the following factors:

•	£829 million favourable volume and mix

•	£197 million favourable pricing and lower variable marketing costs

•	£(78) million increase in material and manufacturing costs as a result of inflationary pressures, plus a £(18) million increase in warranty costs

•

£(118) million increase in structural costs, reflecting SG&A (up £100m primarily for planned marketing & selling expenses) and Admin expenses up by £61m, slightly offset by £83m favourable engineering & capitalisation

•

£129 million for FX and commodities, including £125 million FX revaluation, £(66) million impact of the strengthening pound on revenue and costs partially offset by £37 million of realised hedges, and £32 million of unrealised commodity hedges

•	Profit after tax was £323 million (after a tax charge of £(112) million) for Q1 FY24, an improvement from a loss of £(482) million in Q1 FY23 (including a tax charge of £(113) million)

Cash flow

•	Free cash flow[1] was £451 million in Q1 FY24 compared to negative free cashflow of £(771) million in Q1 FY23

•

Working capital movements in the quarter were £13 million (vs £(630) million[3] in Q1 FY23) with increases in inventories of (£451) million and receivables of £(9)million more than offset by increases in payables of £446 million and other of £27 million since 31 March 2023

•

Investment spending of £697 million in the quarter was up from £489 million in Q1 FY23 and includes £523 million of engineering spend, of which 61% was capitalised, and £174 million of capital investments

[1]	Please see note 2 of the financial statements for alternative performance measures
[2]	Q1 FY23 EBITDA restated from £279 million (6.3% margin) due to a change in accounting policy
[3]	Q1 FY23 working capital restated from £(614)m due to a change in definition of Free cash flow

Sales volumes

Retail sales for the first quarter were 101,994 units, up 29.4% compared to the same quarter a year ago and 0.9% lower than from the prior quarter ending 31 March 2023.

Wholesale volumes1 in Q1 FY24 were 93,253 units in the period (excluding our China Joint Venture), up 29.9% compared to the same quarter a year ago ending 30 June 2022 and down 1.5% compared to the quarter ending 31 March 2023 reflecting shipping schedules, while production was up quarter on quarter.

Range Rover brand includes the models Range Rover, Range Rover Sport, Range Rover Velar and Range Rover Evoque. Defender brand includes Defender 90, Defender 110 and Defender 130. Discovery brand includes the models Discovery and Discovery Sport. Jaguar brand includes the Jaguar XE, XF, F-Type, E-Pace, F-Pace and I-Pace models.

[1]	Wholesale volumes exclude sales from unconsolidated Chinese joint venture

Funding and liquidity

Total cash and cash equivalents, deposits and investments at 30 June 2023 were £4.0 billion (£3.8 billion at 31 March 2023) comprising £3.83 billion of cash and cash equivalents and £180 million of short-term deposits and other investments. The cash and financial deposits include an amount of £380 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions may be subject to impediments to remitting cash to the UK other than through annual dividends.

In December 2022, the Company completed a renewal of its undrawn revolving credit facility at £1.45 billion with the maturity date extended from March 2024 to April 2026. This was increased to £1.52 billion in January 2023.

An extension to the RMB 5 billion (c. £544 million equivalent) China bank loan facility was signed in January 2023. The extension is for 3-years with an annual confirmatory review, the first being in January 2024.

The following table shows details of the Company’s financing arrangements at 30 June 2023:

£ millions	Facility amount	Amount outstanding	Undrawn amount
$ 700m 7.750% Senior Notes due Oct 2025	554	554	—
$ 500m 4.500% Senior Notes due Oct 2027	395	395	—
$ 650m 5.875% Senior Notes due Jan 2028	514	514	—
€ 650m 2.200% Senior Notes due Jan 2024	559	559	—
€ 500m 5.875% Senior Notes due Nov 2024	430	430	—
€ 500m 6.875% Senior Notes due Nov 2026	430	430	—
€ 500m 4.500% Senior Notes due Jul 2028	430	430	—
$ 500m 5.500% Senior Notes due Jul 2029	395	395	—
€ 500m 4.500% Senior Notes due Jan 2026	430	430	—
$ 800m Syndicated Loan due Jan 2025	631	631	—
China RMB 5,000m revolving facility due Mar 2024[1]	544	544	—
UKEF amortising loan due Oct 2024	167	167	—
UKEF amortising loan due Dec 2026	437	437	—

Subtotal	5,916	5,916	—

Lease obligations[2]	693	693	—
Other[3]	36	36	—
Prepaid costs	(22)	(22)	—
Fair value adjustments[4]	(137)	(137)	—

Total	6,486	6,486	—

Undrawn RCF	1,520	—	1,520

Total including RCF	8,006	6,486	1,520

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review in January each year
[2]	Lease obligations accounted for as debt under IFRS 16
[3]	Primarily an advance as part of a sale and leaseback transaction
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 46-49 of the Annual Report 2022/23 of the Group (available at www.jaguarlandrover.com/annual-report-2023) along with mitigating factors. The principal risks discussed in the Group’s Annual Report FY23 are competitive business efficiency, global economic and geopolitical environment, brand positioning, rapid technology change, environmental regulations and compliance, litigation / regulatory, supply chain disruptions, information security, client service delivery, manufacturing operations, and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY24.

Off-balance sheet financial arrangements

At 30 June 2023, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £512 million equivalent of receivables under a $900 million invoice discounting facility signed in March 2023.

Personnel

At 30 June 2023, Jaguar Land Rover employed 40,800 people worldwide, including agency personnel, compared to 37,020 at 30 June 2022.

Board of directors

The following table provides information with respect to the members of the Board of Directors of Jaguar Land Rover Automotive plc as at 30 June 2023:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Adrian Mardell	Interim Chief Executive Officer and Director[1]	2022

Prof Sir Ralf D Speth[2]	Vice Chairman and Director	2020

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Charles Nichols	Director	2022

Al-Noor Ramji	Director	2022

[1]	Adrian officially became Chief Executive Officer on 20 July 2023
[2]	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

		Three months ended
£ millions	Note	30 June 2023	30 June 2022 Restated*
Revenue	3	6,903	4,406
Material and other cost of sales		(4,026)	(2,762)
Employee costs	4	(716)	(570)
Other expenses	9	(1,376)	(1,009)
Exceptional items	4	—	155
Engineering costs capitalised	5	320	90
Other income	6	74	66
Depreciation and amortisation		(538)	(491)
Foreign exchange and fair value adjustments	7	(118)	(149)
Finance income	8	33	7
Finance expense (net)	8	(131)	(114)
Share of profit of equity accounted investments		10	2

Profit/(loss) before tax		435	(369)

Income tax expense	14	(112)	(113)

Profit/(loss) for the period		323	(482)

*	See note 1 for details of restatement as a result of a change in accounting policy.

The notes on pages 14 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

		Three months ended
£ millions	Note	30 June 2023	30 June 2022
Profit/(loss) for the period		323	(482)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	23	(130)	379
Income tax related to items that will not be reclassified		33	(95)

		(97)	284

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)		651	(651)
Currency translation differences		(42)	18
Income tax related to items that may be reclassified		(23)	161

		586	(472)

Other comprehensive income/(expense) net of tax		489	(188)

Total comprehensive income/(expense) attributable to shareholder		812	(670)

The notes on pages 14 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2023	31 March 2023 Restated*	30 June 2022 Restated*
Non-current assets
Investments in equity accounted investees		317	329	330
Other non-current investments		48	43	32
Other financial assets	11	219	149	229
Property, plant and equipment	15	5,780	5,842	6,314
Intangible assets	15	4,942	4,864	4,974
Right-of-use assets		626	635	625
Pension asset	23	542	659	987
Other non-current assets	13	116	75	53
Deferred tax assets		381	357	339

Total non-current assets		12,971	12,953	13,883

Current assets
Cash and cash equivalents		3,829	3,687	3,411
Short-term deposits and other investments		180	105	280
Trade receivables		1,028	1,013	836
Other financial assets	11	507	375	358
Inventories	12	3,692	3,238	3,131
Other current assets	13	655	607	525
Current tax assets		3	16	51
Assets classified as held for sale		60	62	28

Total current assets		9,954	9,103	8,620

Total assets		22,925	22,056	22,503

Current liabilities
Accounts payable		6,130	5,891	5,291
Short-term borrowings	19	1,352	1,478	1,839
Other financial liabilities	16	870	923	1,103
Provisions	17	1,133	1,089	964
Other current liabilities	18	847	590	738
Current tax liabilities		103	110	88

Total current liabilities		10,435	10,081	10,023

Non-current liabilities
Long-term borrowings	19	4,441	4,600	5,392
Other financial liabilities	16	909	1,123	1,325
Provisions	17	1,110	1,091	1,100
Retirement benefit obligation	23	21	22	26
Other non-current liabilities	18	810	772	674
Deferred tax liabilities		147	128	102

Total non-current liabilities		7,438	7,736	8,619

Total liabilities		17,873	17,817	18,642

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	21	3,384	2,571	2,193

Equity attributable to shareholders		5,052	4,239	3,861

Total liabilities and equity		22,925	22,056	22,503

*	See note 1 for details of restatement as a result of a change in accounting policy.

The notes on pages 14 to 33 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 25 July 2023.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2023	1,501	167	2,571	4,239
Profit for the period	—	—	323	323
Other comprehensive income for the period	—	—	489	489

Total comprehensive income	—	—	812	812

Amounts removed from hedge reserve and recognised in inventory	—	—	1	1

Balance at 30 June 2023	1,501	167	3,384	5,052

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2022	1,501	167	2,835	4,503
Loss for the period	—	—	(482)	(482)
Other comprehensive expense for the period	—	—	(188)	(188)

Total comprehensive expense	—	—	(670)	(670)

Amounts removed from hedge reserve and recognised in inventory	—	—	35	35
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(7)	(7)

Balance at 30 June 2022	1,501	167	2,193	3,861

The notes on pages 14 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended
£ millions	Note	30 June 2023	30 June 2022
Cash flows from operating activities
Cash generated from/(used in) operations	26	1,144	(334)
Dividends received		2	—
Income tax		(100)	(101)

Net cash generated from/(used in) operating activities		1,046	(435)

Cash flows from investing activities
Purchases of other investments		(2)	—
Investment in other restricted deposits		(2)	(6)
Redemption of other restricted deposits		11	12
Movements in other restricted deposits		9	6
Investment in short-term deposits and other investments		(142)	(268)
Redemption of short-term deposits and other investments		64	180
Movements in short-term deposits and other investments		(78)	(88)
Purchases of property, plant and equipment		(160)	(130)
Purchases of other assets acquired with view to resale		—	(12)
Net cash outflow relating to intangible asset expenditure		(332)	(100)
Issuance of loans to related parties		(20)	—
Finance income received		30	6
Disposal of subsidiaries (net of cash disposed)		—	2

Net cash used in investing activities		(553)	(316)

Cash flows from financing activities
Finance expenses and fees paid		(113)	(100)
Proceeds from issuance of borrowings		—	594
Repayment of borrowings		(133)	(656)
Payments of lease obligations		(17)	(18)

Net cash used in financing activities		(263)	(180)

Net increase/(decrease) in cash and cash equivalents		230	(931)
Cash and cash equivalents at beginning of period		3,687	4,223
Effect of foreign exchange on cash and cash equivalents		(88)	119

Cash and cash equivalents at end of period		3,829	3,411

The notes on pages 14 to 33 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ in accordance with the requirements of UK-adopted international accounting standards. The balance sheet and accompanying notes as at 30 June 2022 have been disclosed solely for the information of the users.

The comparative figures for the financial year ended 31 March 2023 are not the company’s statutory accounts for that financial year but are derived from those accounts. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 20.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2023, which were prepared in accordance with UK-adopted international accounting standards.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2023.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2023, as described in those financial statements, except as described below.

Change in accounting policy

During the three months ended 30 June 2023, the Group reviewed its accounting policy choice over the net presentation of grants relating to property, plant and equipment and intangible assets.

As a result, it was considered more appropriate to adopt a policy to present grants related to property, plant and equipment and intangible assets gross as separate liabilities instead of deducting them from the cost of the assets; and to present the unwind of the grant over the useful economic lives of the assets in ‘Other income’, rather than a reduction of ‘Depreciation and amortisation’.

Separate disclosure of amounts received for grants in relation to capital assets more closely aligns the presentation of assets in the consolidated balance sheet with the Group’s reported cash flows from investing activities; and improves transparency of the financial statements by allowing users to better understand the extent of grant income supporting investments. The policy is also aligned to that of the Group’s ultimate parent company and therefore enhances comparability with its other subsidiaries.

The prior period comparatives have been represented on this basis. The impact on the consolidated income statement for the three months ended 30 June 2022 and on the consolidated balance sheet at 30 June 2022 and 31 March 2023 are shown below:

Consolidated income statement (extract)

	Three months ended 30 June 2022
£ millions	As reported	Restatement	Restated
Other income	52	14	66
Depreciation and amortisation	(477)	(14)	(491)

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Change in accounting policy (continued)

Consolidated balance sheet (extract)

£ millions	As at 31 March 2023			As at 30 June 2022
	As reported	Restatement	Restated	As reported	Restatement	Restated
Non-current assets
Property, plant and equipment	5,759	83	5,842	6,233	81	6,314
Intangible assets	4,600	264	4,864	4,731	243	4,974
Current liabilities
Other current liabilities	(528)	(62)	(590)	(691)	(47)	(738)
Non-current liabilities
Other non-current liabilities	(487)	(285)	(772)	(397)	(277)	(674)

There is no impact to profit/loss before or after taxation, reported equity, or net assets in any of the previous financial periods.

The revised accounting policy is given below.

Government grants

Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received.

Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or immediately, if the costs have already been incurred.

Government grants related to income are presented as an offset against the related expenditure except in cases where there are no ongoing performance obligations to the Group, in which case the government grant is recognised as other income in the period in which the Group becomes entitled to the grant.

Government grants related to assets are presented gross as separate liabilities and unwound over the useful economic lives of the assets as other income.

Cash flows arising from grants related to income and assets are presented within cash flows from operating activities in the consolidated cash flow statement.

The terms and treatment of each grant is assessed on a case by case basis.

Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2023.

Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which the Directors consider appropriate for the reasons set out below.

The Directors have assessed the financial position of the Group as at 30 June 2023, and the projected cash flows of the Group for at least the twelve-month period from the date of authorisation of the condensed consolidated interim financial statements (the ‘going concern assessment period’).

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

The Group had available liquidity of £5.5 billion at 30 June 2023, £4 billion of which is cash with the remainder the undrawn RCF facility. There is a £1 billion minimum quarter-end liquidity covenant in the Group’s UKEF loans and RCF facility, which applies to the going concern assessment period. There is £1.4 billion of maturing debt in the going concern assessment period, comprising UKEF and CNY loan repayments and EUR bond repayments, and no new funding is assumed.

The Group has assessed its projected cash flows over the going concern assessment period. This base case uses the most recent Board-approved forecasts that include the going concern assessment period; taking into account the Group’s expectations of improved semiconductor supply, optimisation of production to prioritise the highest margin products along with the expectations relating to prevailing economic conditions, including the impact of inflationary pressures on material costs and environmental, social and governance (“ESG”) commitments.

The base case assumes a steady improvement in wholesale volumes, with associated increases in EBIT, in the going concern assessment period compared to the previous 12 months as semiconductor supply related production constraints are expected to progressively ease, supported by new partnership agreements with key semiconductor suppliers.

The Group has carried out a reverse stress test against the base case to determine the decline in wholesale volumes over a twelve-month period that would result in a liquidity level that breaches the £1 billion liquidity financing covenant. The reverse stress test assumes continued supply constraints over the 12-month period and optimisation of production to maximise production of higher margin products.

In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 65% compared to the base case over a 12-month period. The reverse stress test reflects the variable profit impact of the wholesale volume decline, and assumes all other assumptions are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario; nor any new funding.

The Group does not consider this scenario to be plausible given that the stress test volumes are significantly lower than the volumes achieved during both the peak of the COVID-19 pandemic and the worst quarter of semiconductor shortages. The Group has a strong order bank and is confident that it can significantly exceed reverse stress test volumes.

The Group has considered the impact of severe but plausible downside scenarios, including scenarios that reflect a decrease in variable profit per unit compared with the base case to include additional increases in material and other related production costs. The expected wholesale volumes under all of these scenarios is higher than under the reverse stress test.

The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue operating throughout the going concern assessment period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these condensed consolidated interim financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Profit/(loss) before tax and exceptional items	Profit/(loss) before tax excluding exceptional items.

Free cash flow

Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in joint ventures, associates and subsidiaries and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Working capital	Changes in assets and liabilities as presented in note 26. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales

Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land

Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2023, the definition of ‘Free cash flow’ was amended to exclude investments in associates, joint ventures and subsidiaries. The Group considers the amended Free cash flow measure to be more useful as it provides a clearer view of recurring cash flows that is not distorted by the impact of one-off transactions. Free cash flow for period ended 30 June 2022 prior to the change was £(769) million.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital is considered by the Group to be a key measure in assessing assets and liabilities that are expected to be converted into cash within the next 12-month period; as well as over the longer term.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

		Three months ended
£ millions	Note	30 June 2023	30 June 2022 Restated*
Adjusted EBITDA		1,123	293
Depreciation and amortisation		(538)	(491)
Share of profit of equity accounted investments		10	2

Adjusted EBIT		595	(196)

Foreign exchange on debt, derivatives and balance sheet revaluation*	26	13	(114)
Unrealised loss on commodities	26	(78)	(109)
Finance income	8	33	7
Finance expense (net)	8	(131)	(114)
Fair value gain on equity investments	26	3	2

Profit/(loss) before tax and exceptional items		435	(524)

Exceptional items	4	—	155

Profit/(loss) before tax		435	(369)

*	See note 1 for details of restatement as a result of a change in accounting policy.

Free cash flow

	Three months ended
£ millions	30 June 2023	30 June 2022 Restated*
Net cash generated from/(used in) operating activities	1,046	(435)
Purchases of property, plant and equipment	(160)	(130)
Net cash outflow relating to intangible asset expenditure	(332)	(100)
Issuance of loans to related parties	(20)	—
Purchases of other assets acquired with view to resale	—	(12)
Finance expenses and fees paid	(113)	(100)
Finance income received	30	6

Free cash flow	451	(771)

*	Comparative information has been restated for the change in definition explained above.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended
£ millions	Note	30 June 2023	30 June 2022
Purchases of property, plant and equipment		160	130
Net cash outflow relating to intangible asset expenditure		332	100
Engineering costs expensed	5	203	259
Purchases of other investments		2	—

Total product and other investment		697	489

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Cash and cash equivalents	3,829	3,687	3,411
Short-term deposits and other investments	180	105	280

Total cash and cash equivalents, deposits and investments	4,009	3,792	3,691

Available liquidity

As at (£ millions)	Note	30 June 2023	31 March 2023	30 June 2022
Cash and cash equivalents		3,829	3,687	3,411
Short-term deposits and other investments		180	105	280
Committed undrawn credit facilities	19	1,520	1,520	—

Available liquidity		5,529	5,312	3,691

Net debt

As at (£ millions)	Note	30 June 2023	31 March 2023	30 June 2022
Cash and cash equivalents		3,829	3,687	3,411
Short-term deposits and other investments		180	105	280
Interest-bearing loans and borrowings	19	(6,486)	(6,788)	(7,897)

Net debt		(2,477)	(2,996)	(4,206)

Retails and wholesales

	Three months ended
Units	30 June 2023	30 June 2022
Retail sales	101,994	78,825

Wholesales*	93,253	71,815

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q1 FY24: 13,032 units, Q1 FY23: 10,772 units.

Notes (forming part of the condensed consolidated interim financial statements)

3	Disaggregation of revenue

	Three months ended
£ millions	30 June 2023	30 June 2022
Revenue recognised for sales of vehicles, parts and accessories	6,621	4,213
Revenue recognised for services transferred	82	74
Revenue - other	259	195

Total revenue excluding realised revenue hedges	6,962	4,482

Realised revenue hedges	(59)	(76)

Total revenue	6,903	4,406

4	Exceptional items

	Three months ended
£ millions	30 June 2023	30 June 2022
Employee costs excluding exceptional items	(716)	(570)
Impact of:
Past service credit	—	155

Employee costs including exceptional items	(716)	(415)

The exceptional item recognised during the three months ended 30 June 2022 was comprised of a pension past service credit of £155 million due to a change in inflation index from RPI to CPI.

5	Engineering costs capitalised

	Three months ended
£ millions	30 June 2023	30 June 2022 Restated*
Total engineering costs incurred	523	349
Engineering costs expensed	(203)	(259)

Engineering costs capitalised	320	90

Interest capitalised in engineering costs capitalised	13	5

Total internally developed intangible additions	333	95

*	See note 1 for details of restatement as a result of a change in accounting policy.

6	Other income

	Three months ended
£ millions	30 June 2023	30 June 2022 Restated*
Grant income	48	38
Commissions	3	6
Other	23	22

Total other income	74	66

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

7	Foreign exchange and fair value adjustments

	Three months ended
£ millions	30 June 2023	30 June 2022
Foreign exchange and fair value adjustments on loans	106	(254)
Foreign exchange (loss)/gain on economic hedges of loans	(112)	148
Foreign exchange loss on derivatives	—	(13)
Other foreign exchange (loss)/gain	(26)	50
Realised (loss)/gain on commodities	(11)	27
Unrealised loss on commodities	(78)	(109)
Fair value gain on equity investments	3	2

Foreign exchange and fair value adjustments	(118)	(149)

8	Finance income and expense

	Three months ended
£ millions	30 June 2023	30 June 2022
Finance income	33	7

Total finance income	33	7

Interest expense on lease liabilities	(14)	(12)
Interest expense on financial liabilities measured at amortised cost other than lease liabilities	(106)	(101)
Interest expense on derivatives designated as a fair value hedge of financial liabilities	(6)	—
Unwind of discount on provisions	(19)	(8)
Interest capitalised	14	7

Total finance expense (net)	(131)	(114)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period ended 30 June 2023 was 6.1% (three month period ended 30 June 2022: 5.0%).

9	Other expenses

	Three months ended
£ millions	30 June 2023	30 June 2022
Stores, spare parts and tools	30	23
Freight cost	172	152
Works, operations and other costs	735	513
Power and fuel	32	38
Product warranty	223	169
Publicity	184	114

Total other expenses	1,376	1,009

10	Allowances for trade and other receivables

	Three months ended
£ millions	30 June 2023	30 June 2022
At beginning of period	4	4
Charged during the period	4	1

At end of period	8	5

Notes (forming part of the condensed consolidated interim financial statements)

11	Other financial assets

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Non-current
Restricted cash	10	9	11
Derivative financial instruments	140	71	149
Warranty reimbursement and other receivables	54	54	56
Other	15	15	13

Total non-current other financial assets	219	149	229

Current
Restricted cash	1	11	7
Derivative financial instruments	204	101	106
Warranty reimbursement and other receivables	100	85	77
Accrued income	53	40	57
Other	149	138	111

Total current other financial assets	507	375	358

12	Inventories

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Raw materials and consumables	179	148	140
Work-in-progress	474	504	623
Finished goods	3,037	2,589	2,347
Inventory basis adjustment	2	(3)	21

Total inventories	3,692	3,238	3,131

13	Other assets

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Non-current
Prepaid expenses	65	66	26
Research and development expenditure credit	40	3	18
Other	11	6	9

Total non-current other assets	116	75	53

Current
Recoverable VAT	249	252	196
Prepaid expenses	290	219	252
Research and development expenditure credit	100	121	60
Other	16	15	17

Total current other assets	655	607	525

14	Taxation

Recognised in the income statement

Income tax for the three month period ending 30 June 2023 and 30 June 2022 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

A tax charge of £112 million was incurred in the three month period ending 30 June 2023. The effective tax rate of 26% is impacted by the ability of the UK to shelter UK tax liabilities with UK deferred tax assets which are currently not fully recognised on the balance sheet.

Notes (forming part of the condensed consolidated interim financial statements)

15	Capital expenditure

Capital expenditure on property, plant and equipment in the three month period was £215 million (three month period to 30 June 2022: £198 million) and on intangible assets was £345 million (three month period to 30 June 2022: £105 million). There were no material disposals or changes in the use of assets.

16	Other financial liabilities

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Current
Lease obligations	70	70	62
Interest accrued	98	95	104
Derivative financial instruments	357	461	659
Liability for vehicles sold under a repurchase arrangement	345	297	265
Other	—	—	13

Total current other financial liabilities	870	923	1,103

Non-current
Lease obligations	623	640	604
Derivative financial instruments	275	472	694
Other	11	11	27

Total non-current other financial liabilities	909	1,123	1,325

17	Provisions

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022*
Current
Product warranty	698	696	606
Emissions compliance	18	9	83
Restructuring	3	5	40
Third party claims and obligations	343	300	159
Other provisions	71	79	76

Total current provisions	1,133	1,089	964

Non-current
Product warranty	982	976	1,007
Emissions compliance	80	71	45
Other provisions	48	44	48

Total non-current provisions	1,110	1,091	1,100

*

The comparatives at 30 June 2022 have been re-presented to align with presentation changes made during the year ended 31 March 2023. Product Warranty and Restructuring amounts are consistent with previous periods. Legal and product liability amounts disclosed in previous periods are now split into Emissions compliance, Third party claims and obligations and Other provisions. Provisions for residual risk, environmental liability and other employee benefits obligations amounts disclosed in previous periods are now grouped in Other provisions. This has not resulted in any change to reported ‘total current provisions’ or ‘total non-current provisions’.

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

£ millions	Product Warranty	Emissions compliance	Restructuring	Third party claims and obligations	Other provisions	Total
Balance at 1 April 2023	1,672	80	5	300	123	2,180
Provisions made during the period	195	21	—	191	8	415
Provisions used during the period	(202)	—	(2)	(116)	(3)	(323)
Unused amounts reversed in the period	(4)	(1)	—	(32)	(2)	(39)
Impact of unwind of discounting	19	—	—	—	—	19
Foreign currency translation	—	(2)	—	—	(7)	(9)

Balance at 30 June 2023	1,680	98	3	343	119	2,243

Product warranty

The Group provides product warranties on all new vehicle sales in respect of manufacturing defects, which become apparent in the stipulated policy period dependent on the market in which the vehicle purchase occurred. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated.

Provisions are recognised for the costs of repairing manufacturing defects, recall campaigns, customer goodwill (representing the Group’s constructive obligation to its clients when managing those warranty claims) and the Group’s other obligations under the warranty.

Assumptions are made on the type and extent of future warranty claims based on experience of the frequency and extent of vehicle faults and defects historically. The estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits and are regularly adjusted to reflect new information. The timing of outflows will vary as and when a warranty claim will arise.

The Group’s calculation methodology uses historical data corrected for experience as information becomes available as well as individual campaign assumptions (such as scope, uptake rates and repair costs). This can lead to changes in the carrying value of provisions as assumptions are updated over the life of each warranty; however there are no individual assumptions that can be reasonably expected to move over the next financial year to such a degree that it would result in a material adjustment to the warranty provision.

The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation.

The Group also has back-to-back contractual arrangements with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries by supplier, adjusted for inflation and applied to the population of vehicles under warranty at the balance sheet date. Supplier reimbursement claims are presented as separate assets within “Other financial assets” in note 11. Supplier recoveries are recognised only when the Group considers there to be virtual certainty over the reimbursement, which also requires historical evidence to support.

The Group notes that changes in the automotive environment regarding the increasing impact of battery electric vehicles presents its own significant challenges, particularly due to the lack of maturity and historical data available at this time to help inform estimates for future warranty claims, as well as any associated recoveries from suppliers due to such claims. The Group offers warranties of up to eight years on batteries in electric vehicles. The related provisions are made with the Group’s best estimate at this time to settle such obligations in the future, but will be required to be continually refined as sufficient, real-world data becomes available.

Restructuring

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ending 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the Group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the Group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken.

The amount provided at the reporting date is calculated based on currently available facts and certain estimates for those obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties.

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

Third party claims and obligations

A provision is maintained in respect of legal and constructive obligations to third parties. This includes claims and obligations related to supplier claims, motor accident claims, consumer complaints, retailer terminations, employment cases and personal injury claims. The increase in the year is driven mainly by supplier claims related to the significant inflation experienced during the period as well as lower than expected volumes.

The provision recognised is based on previous experience, which is considered as a reasonable assumption to estimate the final settlement, if any, at the time of the claim. The timing and amount of outflows will vary with decreasing uncertainty from the point at which each claim is received to when it is subsequently settled.

Emissions compliance

The Group maintains a provision for non compliance with legal emissions requirements for certain jurisdictions. The measurement of the provision considers the sales volume in that jurisdiction and the fee or cost per the applicable legislation. The Group aims to mitigate non-compliance risk by purchasing emission credits, participating in emission pools or, subject to the terms of the relevant legislation, generating credits by producing and selling compliant vehicles in the future. The measurement of the provision at the balance sheet date does not include the impact of credits forecast to be generated in the future via the production and sale of compliant vehicles.

The timing of outflows will vary and is not known with certainty.

Other provisions

Other provisions predominantly include the environmental liability and residual risk provisions. The timing of outflows will vary and is not known with certainty.

18	Other liabilities

As at (£ millions)	30 June 2023	31 March 2023 Restated*	30 June 2022 Restated*
Current
Liabilities for advances received	106	51	170
Ongoing service obligations	306	301	297
VAT	117	98	82
Deferred grant income	71	62	47
Other taxes payable	236	70	129
Other	11	8	13

Total current other liabilities	847	590	738

Non-current
Ongoing service obligations	513	478	388
Deferred grant income	294	291	284
Other	3	3	2

Total non-current other liabilities	810	772	674

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

19	Interest bearing loans and borrowings

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Short-term borrowings
Bank loans	544	658	615
Current portion of long-term EURO MTF listed debt	558	571	811
Current portion of long-term loans	250	249	413

Short-term borrowings	1,352	1,478	1,839

Long-term borrowings
EURO MTF listed debt	3,427	3,512	4,108
Bank loans	979	1,053	1,249
Other unsecured	35	35	35

Long-term borrowings	4,441	4,600	5,392

Lease obligations	693	710	666

Total debt	6,486	6,788	7,897

Undrawn facilities

As at 30 June 2023, the Group has a fully undrawn revolving credit facility of £1,520 million (31 March 2023: £1,520 million, 30 June 2022: £nil), with maturity date of April 2026.

20	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 37 to the annual consolidated financial statements for the year ended 31 March 2023.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 June 2023		31 March 2023		30 June 2022
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,829	3,829	3,687	3,687	3,411	3,411
Short-term deposits and other investments	180	180	105	105	280	280
Trade receivables	1,028	1,028	1,013	1,013	836	836
Other non-current investments	48	48	43	43	32	32
Other financial assets - current	507	506	375	375	358	358
Other financial assets - non-current	219	219	149	149	229	229

Total financial assets	5,811	5,810	5,372	5,372	5,146	5,146

Accounts payable	6,130	6,130	5,891	5,891	5,291	5,291
Short-term borrowings	1,352	1,344	1,478	1,476	1,839	1,818
Long-term borrowings	4,441	4,371	4,600	4,376	5,392	4,822
Other financial liabilities - current	870	870	923	923	1,103	1,103
Other financial liabilities - non-current	909	834	1,123	1,080	1,325	1,252

Total financial liabilities	13,702	13,549	14,015	13,746	14,950	14,286

Notes (forming part of the condensed consolidated interim financial statements)

21	Other Reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2023	(320)	(608)	(34)	3,533	2,571
Profit for the period	—	—	—	323	323
Remeasurement of defined benefit obligation	—	—	—	(130)	(130)
Gain/(loss) on effective cash flow hedges	—	601	(7)	—	594
Income tax related to items recognised in other comprehensive income	—	(18)	9	33	24
Cash flow hedges reclassified to profit and loss	—	61	(4)	—	57
Income tax related to items reclassified to profit or loss	—	(15)	1	—	(14)
Amounts removed from hedge reserve and recognised in inventory	—	1	—	—	1
Currency translation differences	(42)	—	—	—	(42)

Balance at 30 June 2023	(362)	22	(35)	3,759	3,384

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2022	(333)	(454)	19	3,603	2,835
Loss for the period	—	—	—	(482)	(482)
Remeasurement of defined benefit obligation	—	—	—	379	379
Loss on effective cash flow hedges	—	(713)	(14)	—	(727)
Income tax related to items recognised in other comprehensive income	—	171	4	(95)	80
Cash flow hedges reclassified to profit and loss	—	80	(4)	—	76
Income tax related to items reclassified to profit or loss	—	(15)	1	—	(14)
Amounts removed from hedge reserve and recognised in inventory	—	32	3	—	35
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(7)	—	—	(7)
Currency translation differences	18	—	—	—	18

Balance at 30 June 2022	(315)	(906)	9	3,405	2,193

22	Dividends

During the three-month periods ended 30 June 2023 and 30 June 2022, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operates defined benefit pension schemes.

	Three months ended
£ millions	30 June 2023	30 June 2022
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	5,089	7,522
Current service cost	15	25
Past service credit	—	(155)
Interest expense	59	50
Actuarial (gains)/losses arising from:
Changes in demographic assumptions	(78)	—
Changes in financial assumptions	(268)	(1,537)
Experience adjustments	52	105
Exchange differences on foreign schemes	(1)	—
Benefits paid	(53)	(130)

Defined benefit obligation at end of period	4,815	5,880

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	5,726	7,931
Interest income	68	54
Remeasurement loss on the return of plan assets, excluding amounts included in interest income	(424)	(1,053)
Administrative expenses	(3)	(7)
Employer contributions	22	46
Benefits paid	(53)	(130)

Fair value of schemes’ assets at end of period	5,336	6,841

The principal assumptions used in accounting for the pension schemes are set out below:

As at	30 June 2023	30 June 2022
Discount rate	4.8%	3.9%
Expected rate of increase in benefit revaluation of covered employees	1.9%	2.0%
RPI inflation rate	2.7%	3.0%
CPI Inflation rate (capped at 5% p.a.)	2.5%	2.5%
CPI Inflation rate (capped at 2.5% p.a.)	1.7%	1.7%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Present value of defined benefit obligations	(4,815)	(5,089)	(5,880)
Fair value of schemes’ assets	5,336	5,726	6,841

Net asset	521	637	961

Non-current assets	542	659	987
Non-current liabilities	(21)	(22)	(26)

In June 2023, the Group was informed that one of the investments held by the UK DB pension schemes has been revalued by the fund’s independent valuation agent and that the valuation of the holding as of March 31, 2023, across the schemes, has been reduced by £78 million to £73 million. There is some uncertainly as at 30 June 2023 over the remaining valuation, however the Group does not consider the uncertainty to be material. This change in asset value is included in OCI as part of the asset and liability movements over the quarter.

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits (continued)

For the valuations at 30 June 2023 and at 31 March 2023 the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

•	For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members.

•

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

•	For the Jaguar Executive Pension Plan, an average scaling factor of 93 per cent to 97 per cent has been used for male members and 91 per cent to 96 per cent has been used for female members.

For the valuations at 30 June 2022, the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

•	For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent were used for male members and 103 per cent to 118 per cent for female members.

•	For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent were used for male members and 100 per cent to 116 per cent for female members.

•	For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent were used for male members and 91 per cent to 96 per cent for female members.

For 30 June 2023 period end calculations there is an allowance for future improvements in line with the CMI (2021) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5 (31 March 2023: CMI (2021) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5, 30 June 2022: CMI (2021) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5).

24	Commitments and contingencies

The following includes a description of contingencies and commitments. The Group assesses such commitments and claims as well as monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group record a liability for any claims where a potential loss is probable and capable of being estimated and disclosures such matters in the financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and / or amounts.

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022*
Contingencies:
- Third party claims and obligations	370	601	395
- Taxes and duties	59	61	75
- Other	160	121	161
Commitments:
- Plant and equipment	430	386	709
- Intangible assets	23	15	17
Pledged as collateral/security against the borrowings and commitments:
- Inventory	—	—	—
- Trade receivables	—	—	—
- Other financial assets	20	20	14

*

The comparatives at 30 June 2022 have been re-presented to align with presentation changes made during the year ended 31 March 2023. Litigation and product related amounts disclosed in previous periods, in addition to third party claims previously disclosed under Other, are now presented together in Third Party Claims and Obligations. This has not resulted in any change to total contingent liabilities and commitments disclosed.

Notes (forming part of the condensed consolidated interim financial statements)

24	Commitments and contingencies (continued)

Contingencies

Contingencies related to legal and constructive obligations to third parties. There are claims and obligations against the Group which management has not recognised, as settlement is not considered probable. These claims and obligations relate primarily to the following:

-	Third party claims and obligations primarily supplier claims

-	Tax and duty

-	other including consumer complaints, retailer terminations, employment cases and personal injury claims.

The decrease in the period is driven mainly by supplier claims related to ongoing negotiations and lower levels of new claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of a capital nature and the acquisition of intangible assets.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Company Ltd., and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Company Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 June 2023. The outstanding commitment of CNY 1,525 million translates to £166 million at the 30 June 2023 exchange rate (30 June 2022: £188 million at the June 2022 exchange rate).

The Group’s share of capital commitments of its joint venture at 30 June 2023 is £7 million (31 March 2023: £12 million and 30 June 2022: £16 million) and contingent liabilities of its joint venture 30 June 2023 is £1 million (31 March 2023 and 30 June 2022: £nil).

25	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2023	31 March 2023	30 June 2022
Short-term debt	1,422	1,548	1,901
Long-term debt	5,064	5,240	5,996

Total debt*	6,486	6,788	7,897

Equity attributable to shareholders	5,052	4,239	3,861

Total capital	11,538	11,027	11,758

*	Total debt includes lease obligations of £693 million (31 March 2023: £710 million, 30 June 2022: £666 million).

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash used in operations

	Three months ended
£ millions	30 June 2023	30 June 2022 Restated*
Cash flows from operating activities
Profit/(loss) for the period	323	(482)
Adjustments for:
Depreciation and amortisation	538	491
Loss on disposal of assets	12	2
Income tax expense	112	113
Finance expense (net)	131	114
Finance income	(33)	(7)
Foreign exchange on debt, derivatives and balance sheet revaluation	(13)	114
Unrealised loss on commodities	78	109
Share of profit of equity accounted investments	(10)	(2)
Fair value gain on equity investments	(3)	(2)
Exceptional items	—	(155)
Other non-cash adjustments	(4)	1

Cash flows from operating activities before changes in assets and liabilities	1,131	296

Trade receivables and other assets	(9)	(520)
Other financial assets	(20)	(14)
Inventories	(451)	(358)
Accounts payable, other liabilities and retirement benefit obligations	446	316
Other financial liabilities	(27)	44
Provisions	74	(98)

Cash generated from/(used in) operations	1,144	(334)

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Borrowings	Lease obligations	Interest accrued	Total
Balance at 1 April 2022	7,027	570	95	7,692
Cash flows
Proceeds from issue of financing	594	—	—	594
Repayment of financing	(656)	(18)	—	(674)
Interest paid	—	(12)	(87)	(99)
Non-cash movements
Issue of new leases	—	104	—	104
Interest accrued	—	12	90	102
Foreign exchange	286	11	6	303
Lease terminations	—	(1)	—	(1)
Fee amortisation	3	—	—	3
Fair value adjustment on loans	(23)	—	—	(23)

Balance at 30 June 2022	7,231	666	104	8,001

Balance at 1 April 2023	6,078	710	95	6,883
Cash flows
Repayment of financing	(133)	(17)	—	(150)
Interest paid	—	(15)	(86)	(101)
Non-cash movements
Issue of new leases	—	17	—	17
Interest accrued	—	14	91	105
Foreign exchange	(110)	(14)	(2)	(126)
Lease terminations	—	(2)	—	(2)
Fee amortisation	2	—	—	2
Bond revaluation in hedge reserve	(40)	—	—	(40)
Fair value adjustment on loans	(4)	—	—	(4)

Balance at 30 June 2023	5,793	693	98	6,584

Included within ‘finance expenses and fees paid’ in the condensed consolidated cash flow statement is £13 million in the three months ended 30 June 2023 (three months ended 30 June 2022: £1 million) of cash interest paid relating to other assets and liabilities not included in the reconciliation above.

Notes (forming part of the condensed consolidated interim financial statements)

27	Related party transactions

Tata Sons Private Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures, and IT and consultancy services received from subsidiaries of Tata Sons Private Limited.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following tables summarise related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Three months ended 30 June 2023 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	57	—	—	10
Purchase of goods	7	36	—	26
Services received	—	—	67	32
Services rendered	4	—	—	1
Dividends received	2	—	—	—
Trade and other receivables	41	—	24	45
Accounts payable	1	3	24	35

Three months ended 30 June 2022 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	73	—	1	8
Purchase of goods	21	—	—	22
Services received	—	—	44	20
Services rendered	6	—	—	—
Trade and other receivables	39	—	—	22
Accounts payable	8	—	16	27

Compensation of key management personnel

	Three months ended
£ millions	30 June 2023	30 June 2022
Key management personnel remuneration	5	3